SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ZIONS BANCORPORATION

(Name of Subject Company (Issuer) )

ZIONS BANCORPORATION, AS ISSUER

(Name of Filing Persons (Identifying status as offeror, Issuer, or other person)

6.00% Subordinated Notes due September 15, 2015

5.50% Subordinated Notes due November 16, 2015

(Title of Class of Securities)

989701AJ6

989701AM9

(CUSIP Number of Class of Securities)

Thomas E. Laursen

Executive Vice President, General Counsel and Secretary

One South Main, 15th Floor

Salt Lake City, Utah, 84133

Telephone: (801) 524-4787

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East, 21st Floor

Los Angeles, California 90067

(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$249,837,500.00	$32,179.07

(1)	Calculated solely for purposes of determining the amount of the filing fee.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: [None]	Filing Party [None]
Form or Registration No:[Not applicable]	Date Filed [Not applicable]

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Zions Bancorporation, a Utah corporation (the “Company”), and relates to the separate offers by the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 6, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), to purchase for cash (a) up to $115,000,000 aggregate principal amount of the Company’s 6.00% Subordinated Notes due September 15, 2015 (“6% Convertible Notes”) and (b) up to $115,000,000 aggregate principal amount of the Company’s 5.50% Subordinated Notes due November 16, 2015 (“5.50% Convertible Notes” and, together with the 6% Convertible Notes, the “Convertible Notes”).

In addition to the Convertible Notes that relate to this Schedule TO, the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal, is also making separate offers to purchase for cash (a) up to $10,000,000 aggregate principal amount of the Company’s 2009 6.00% Subordinated Notes due September 15, 2015 (“6% Non-Convertible Notes”) and (b) up to $10,000,000 aggregate principal amount of the Company’s 2009 5.50% Subordinated Notes due November 16, 2015 (“5.50% Non-Convertible Notes,” together with the 6% Non-Convertible Notes, the “Non-Convertible Notes” and collectively the Convertible and Non-Convertible Notes, the “Notes,” and each a “Series” of Notes) (each, offer to purchase Convertible Notes and Non-Convertible Notes, an “Offer” and, collectively, the “Offers”).

Copies of the Offer to Purchase and Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The Offers will expire at 11:59 p.m., New York City time, on December 5, 2013, unless the Offers are extended or earlier terminated. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Purchase and the related Letter of Transmittal is hereby incorporated by reference in response to certain items of this Schedule TO.

ITEM 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary” is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) Name and Address. The name of the subject company, and the address and telephone number of its principle executive offices are as follows:

Zions Bancorporation

One South Main, 15th Floor

Salt Lake City, Utah, 84133

(801) 524-4787

(b) Securities. The information set forth on the cover page of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. There currently is no established trading market for any series of Notes (except for limited or sporadic quotations). The information set forth in the Offer to Purchase under the heading “Market and Trading Information” is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a) The information set forth under Item 2(a) above and in the Offer to Purchase under “The Company” is incorporated herein by reference. The Company is the filing person. Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company:

Name	Position
Harris H. Simmons	Chairman, President and Chief Executive Officer. Chairman of Zions First National Bank.

Jerry C. Atkin	Director.

R. Don Cash	Director.

Patricia Frobes	Director.

J. David Heaney	Director.

Roger B. Porter	Director.

Stephen D. Quinn	Director.

L.E. Simmons	Director.

Shelly Thomas Williams	Director.

Steven C. Wheelwright	Director.

James R. Abbott	Senior Vice President, Investor Relations.

Bruce K. Alexander	Executive Vice President; Chairman, President and Chief Executive Officer of Vectra Bank Colorado, N.A.

A. Scott Anderson	Executive Vice President; President and Chief Executive Officer of Zions First National Bank.

Doyle L. Arnold	Vice Chairman and Chief Financial Officer.

David E. Blackford	Executive Vice President; President and Chief Executive Officer of California Bank & Trust; Director, M.D.C. Holdings, Inc.

Dallas E. Haun	Executive Vice President; President and Chief Executive Officer of Nevada State Bank.

W. David Hemingway	Executive Vice President, Capital Markets & Investments; Executive Vice President of Zions First National Bank.

Alexander J. Hume	Senior Vice President and Corporate Controller.

Dianne R. James	Executive Vice President and Chief Human Resources Officer; Executive Vice President and Director of Human Resources of National Bank of Arizona.

Thomas E. Laursen	Executive Vice President, General Counsel and Secretary.

Keith D. Maio	Executive Vice President; President and Chief Executive Officer of National Bank of Arizona.

Scott J. McLean	Executive Vice President; Chief Executive Officer, Amegy Bank N.A.

Joseph L. Reilly	Executive Vice President.

Stanley D. Savage	Executive Vice President; Chairman, President and Chief Executive Officer of The Commerce Bank of Washington, N.A.

Steve D. Stephens	Executive Vice President; President of Amegy Bank N.A.

The business address and telephone number for all of the above directors and executive officers is: c/o One South Main, 15th Floor, Salt Lake City, Utah, 84133 and (801) 524-4787.

There is neither any person controlling the Company nor any executive officer or director of any corporation or other person ultimately in control of the Company.

ITEM 4.	Terms of the Transaction.

(a) Material Terms – Tender Offers. The information set forth in the Offer to Purchase in “Summary,” “Terms of the Offers–General,” “–Purchase Price,” “–Accrued Interest,” “–Series Maximum and Proration Procedures,” “–Source of Funds,” “–Conditions of the Offer,” “–Procedures for Tendering,” “–Withdrawal of Tenders,” and “Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(b) Purchases. To the best of the Company’s knowledge, none of the Company’s officers, directors or affiliates hold any of the Notes and therefore, no Notes will be purchased from any officer, director or affiliate of the Company in connection with the Offers.

ITEM 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The Company is a party to the following agreements, arrangements or understandings that involve the Company’s Notes:

1.	Restated Articles of Incorporation of Zions Bancorporation dated November 8, 1993, incorporated by reference to Exhibit 3.1 of Form S-4 filed on November 22, 1993.

2.	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation, dated August 2, 2013, incorporated by reference to Exhibit 3.1/4.1 of Form 8-K filed on August 8, 2013.

3.	Restated Bylaws of Zions Bancorporation dated November 8, 2011, incorporated by reference to Exhibit 3.13 of Form 10-Q for the quarter ended September 30, 2011.

4.	Subordinated Debt Indenture dated September 10, 2002 between Zions Bancorporation and The Bank of New York Mellon Trust Company, N.A. as successor to J.P. Morgan Trust Company, N.A., as trustee, with respect to subordinated debt securities of Zions Bancorporation, incorporated by reference to Exhibit 4.2 of Form 10-K for the year ended December 31, 2011.

5.	Supplemental Indenture dated June 30, 2009, supplementing the Subordinated Indenture dated as of September 10, 2002 between Zions Bancorporation and The Bank of New York Mellon Trust Company, N.A. as successor to J.P. Morgan Trust Company, N.A., as trustee, with respect to subordinated debt securities of Zions Bancorporation, incorporated by reference to Exhibit 4.2 of Form 8-K filed July 2, 2009.

For a description of these agreements, see the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, filed on August 6, 2013, the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed on February 28, 2013, the Company’s Current Reports on Form 8-K filed on August 2, 2013 and July 2, 2009 and the Company’s Proxy Statement for its 2013 Annual Meeting of Shareholders, filed April 11, 2013.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the heading “Purpose of the Tender Offers” is incorporated herein by reference.

(b) Use of Securities Acquired. The Company will deliver the Notes purchased by the Company in the Offers to the trustee for cancellation and those Notes will cease to be outstanding.

(c) Plans. Except for the Offers, the Company does not have, and to the best of its knowledge is not aware of any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the heading “Terms of the Offers–Source of Funds” is incorporated herein by reference. The amounts of funds required to purchase the maximum amount of Notes sought is $271,562,500.00.

(b) Conditions. The information set forth in the Offer to Purchase under the heading “Terms of the Offers–Conditions of the Offers” is incorporated herein by reference. There are no conditions to the financing described in Item 7(a) above. If the primary financing plans fall through, the Company does not have any alternative financing arrangements or alternative financing plans.

(d) Borrowed Funds. None.

ITEM 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. To the knowledge of the Company after making reasonable inquiry, none of the Notes are beneficially owned by directors, officers or affiliates or the Company or any directors or executive officers of affiliates of the Company.

(b) Securities Transactions. None.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the heading “Dealer Managers; Depositary and Information Agent” is incorporated herein by reference.

ITEM 10.	Financial Statements.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

ITEM 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. None.

(b) Not applicable.

(c) Other Material Information. None.

ITEM 12.	Exhibits.

See Exhibits Index.

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZIONS BANCORPORATION

By:	/s/ W. David Hemingway
Name:	W. David Hemingway
Title:	Executive Vice President

Date: November 6, 2013

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 6, 2013.

(a)(1)(B)	Letter of Transmittal.

(a)(5)(A)	Press Release, dated November 6, 2013.

(b)	Not applicable.

(d)(1)	Restated Articles of Incorporation of Zions Bancorporation dated November 8, 1993, incorporated by reference to Exhibit 3.1 of Form S-4 filed on November 22, 1993.

(d)(2)	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation with respect to the Series J Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock, dated August 8, 2013, incorporated by reference to Exhibit 3.1/4.1 of Form 8-K filed on August 8, 2013.

(d)(3)	Restated Bylaws of Zions Bancorporation dated November 8, 2011, incorporated by reference to Exhibit 3.13 of Form 10-Q for the quarter ended September 30, 2011.

(d)(4)	Subordinated Debt Indenture dated September 10, 2002 between Zions Bancorporation and The Bank of New York Mellon Trust Company, N.A. as successor to J.P. Morgan Trust Company, N.A., as trustee, with respect to subordinated debt securities of Zions Bancorporation, incorporated by reference to Exhibit 4.2 of Form 10-K for the year ended December 31, 2011.

(d)(5)	Supplemental Indenture dated June 30, 2009, supplementing the Subordinated Indenture dated as of September 10, 2002 between Zions Bancorporation and The Bank of New York Mellon Trust Company, N.A. as successor to J.P. Morgan Trust Company, N.A., as trustee, with respect to subordinated debt securities of Zions Bancorporation, incorporated by reference to Exhibit 4.2 of Form 8-K filed July 2, 2009.

(g)	Not applicable.

(h)	Not applicable.